Exhibit 20

                                      Ford

FACT SHEET

Contact:        Anne Marie Gattari
                313.322.9211
                agattari@ford.com

Go to http://media.ford.com for news releases and high-resolution photographs.


IMMEDIATE RELEASE
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HIGHLIGHTS OF 2003 UAW-FORD CONTRACT

Plant Actions:
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o Cleveland Aluminum Casting will close by the end of this year.
o Vulcan Forge in Dearborn was idled in March and will close by the end of this year.
o Edison (N.J.) Assembly Plant will close during the first quarter of 2004.
o Production at Lorain Assembly Plant will be consolidated within the next four years with Ohio Assembly Plant in Avon Lake, about 17 miles away.
o St. Louis Assembly Plant will be reduced to one shift of production mid-year 2004.


Wage and Cash Payments:
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o A $3,000 cash payment in 2003, and a cash payment in 2004 that is equivalent to 3 percent of an employee's wages.
o A 2 percent general wage increase in 2005, and a 3 percent general wage increase in 2006.
o A change in Cost of Living Allowance (COLA) formula to exclude the cost of medical inflation from Consumer Price Index (CPI) calculations.
o A 30-cent diversion in COLA. Each quarter, beginning in December, the amount of COLA increase generated by the change in the CPI will be reduced by 2 cents. There are 15 such adjustments during the term of the contract, equaling 30 cents.


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Pensions and Retiree Benefits:
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o Annual cash payments of $800 for current retirees.
o Increased life benefits for future retirees of $4.20 per month for each year of service over the term of the agreement.
o Two $1,000 vouchers - one during the first year and one during the third year of the contract. The vouchers may be used toward the purchase of a new Ford, Lincoln or Mercury vehicle.


Health Care Benefits:
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o Generic prescription drugs are required when available, and maintenance prescription refills must be purchased through a mail-order program.
o Co-pays of $5 for generic drugs and $10 for brand-name drugs were negotiated. The co-pay was $5 for brand name drugs.
o A new disease management program will help people at greater risk for certain diseases. By providing at-risk employees with early care, the onset of disease may be prevented or the severity may be mitigated. The program has the potential for long-term savings.
o Improvements in some areas of coverage were negotiated. They include vision, dental and well-baby care.


Visteon:
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o The 20,000 UAW-represented Ford employees working in U.S. Visteon plants will have the opportunity to transfer to Ford plants as openings arise.
o Ford employees cannot transfer to Visteon locations.
o Visteon has the ability to negotiate in the near term competitive wages and benefits for new hires.


Oct. 2, 2003